October 5, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	David Edgar, Staff Accountant Patrick Gilmore, Accounting Branch Chief

Re:	DemandTec, Inc. (“Registrant”) Extension of time to respond to letter from SEC staff dated September 21, 2010 File No. 001-33634
Messrs. Edgar and Gilmore:
On behalf of Registrant, this letter confirms Registrant’s understanding that the Staff of the Securities and Exchange Commission (“SEC”) has indicated a willingness to grant Registrant an extension of time until October 12, 2010 to respond to comments of the Staff by letter dated September 21, 2010 on Registrant’s Form 10-K for the Fiscal Year Ended February 28, 2010 (the “Staff Letter”). As indicated in a telephone call between representatives of the SEC and Registrant on Friday, October 1, 2010, the Staff Letter was received by Registrant on September 28, 2010, and Registrant will require additional time to respond to the comments in the Staff Letter.
Please contact the undersigned at telephone number (650) 321-2400 if you have any questions with respect to this confirmation.
Very truly yours,
/s/ Brooks Stough
Brooks Stough, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
cc:
Michael J. McAdam, DemandTec, Inc.
David W. Van Horne Jr., Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP